April 12, 2006

Mr. Amit Pande Assistant Chief Accountant United States Securities and Exchange Commission 450 5th Street Attn: Mail Stop 4561 Washington D.C. 20549

Re:	Cullen/Frost Bankers, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed February 3, 2006
File No. 001-13221

Dear Mr. Pande:

   We are writing in response to your letter dated March 30, 2006 regarding the review of the Annual Report on Form 10-K (the "Form 10-K") for the year ended December 31, 2005 of Cullen/Frost Bankers, Inc. (the "Corporation"), which was filed on February 3, 2006. Our responses follow in the order of the related comments in your letter. For your convenience, we have restated the text of each comment.

In providing this response, the Corporation acknowledges that:

w	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing.

w	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

w	The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K, filed February 3, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Other Non-Interest Income, page 37

1.

We note inclusion of mineral interest income in describing the fluctuation in your other non-interest income financial statement line item. Please tell us how you derive this income and your revenue recognition policy for this source of income. Quantify for us the amount of mineral interest income you have recorded in each of the periods presented.

   Response: Mineral interest income is related to bonus, rental and shut-in payments and oil and gas royalties received from severed mineral interests on property owned by Main Plaza Corporation, a wholly owned non-banking subsidiary of the Corporation. Revenue is recognized when it is realizable and earned, which generally coincides with the receipt of cash. Mineral interest income totaled $1,553,796 in 2005, $2,053,219 in 2004 and $2,193,455 in 2003.

Notes to Consolidated Financial Statements

Note 17 - Derivative Financial Instruments, page 96

2.

We note that during the fourth quarter of 2005 you entered into three interest rate floor contracts, with a notional amount of $1.3 billion, which you designated as hedging instruments in cash flow hedges. Specifically, you disclose that the objective of these derivatives was to protect the overall cash flows from monthly interest receipts on a rolling portfolio of variable-rate loans outstanding throughout a 36-month period beginning December 15, 2005. Please tell us how you determined that you met the requirements of paragraphs 28-29 of SFAS 133 in designating these contracts as hedging instruments in a cash flow hedge.

   Response: In accordance with paragraph 28 of SFAS 133 and reference to Derivatives Implementation Group (DIG) Issue No. G25, "Cash Flow Hedges: Using the First-Payments-Received Technique in Hedging the Variable Interest Payments on a Group of Non-Benchmark-Rate Based Loans," the Corporation's documented objective for each of the three hedges is to protect the overall cash flows from the Corporation's monthly interest receipts on three rolling portfolios of variable-rate loans (totaling $1,300,000,000 in the aggregate) outstanding throughout the 36-month period beginning on December 15, 2005 and ending on December 15, 2008 from the risk of a decrease in those cash flows to a level such that the yield on the underlying loans would be less than 6.00% in the case of the first portfolio, 6.50% in the case of the second portfolio or 7.00% in the case of the third portfolio.

Details of the hedged forecasted transactions and related hedging instruments are as follows:

w

The hedged forecasted transactions for the first hedge are the first interest payments received on $665,000,000 principal of prime-rate-based loans (a rolling portfolio encompassing only loans with an interest rate equal to Frost Bank Prime or Wall Street Journal Published Prime and no embedded interest rate floors or caps) during each calendar month between December 15, 2005 and December 15, 2008. The Corporation expects to maintain a pool of such loans with a total principal balance of at least $665,000,000 over the entire 36-month term. The hedging instrument is an interest rate floor on the daily Federal Reserve Statistical Release H-15 Prime Rate for a period of 36 months with a notional amount of $665,000,000, a strike of 6.00% and monthly settlements. The interest rate floor consists of a series of 36 purchased "floorlets" that are each hedging one month of the 36 months of interest receipts. The Corporation purchased the floor for a total premium of $1,090,600. This premium was specifically allocated by the dealer to each of the 36 "floorlets."

w

The hedged forecasted transactions for the second hedge are the first interest payments received on $255,000,000 principal of prime-rate-based loans (a rolling portfolio encompassing only loans with an interest rate equal to Frost Bank Prime plus a margin of 50 basis points or Wall Street Journal Published Prime plus a margin of 50 basis points and no embedded interest rate floors or caps) during each calendar month between December 15, 2005 and December 15, 2008. The Corporation expects to maintain a pool of such loans with a total principal balance of at least $255,000,000 over the entire 36-month term. The hedging instrument is an interest rate floor on the daily Federal Reserve Statistical Release H-15 Prime Rate for a period of 36 months with a notional amount of $255,000,000, a strike of 6.00% and monthly settlements. The interest rate floor consists of a series of 36 purchased "floorlets" that are each hedging one month of the 36 months of interest receipts. The Corporation purchased the floor for a total premium of $418,200. This premium was specifically allocated by the dealer to each of the 36 "floorlets."

w

The hedged forecasted transactions for the third hedge are the first interest payments received on $380,000,000 principal of prime-rate-based loans (a rolling portfolio encompassing only loans with an interest rate equal to Frost Bank Prime plus a margin of 100 basis points or Wall Street Journal Published Prime plus a margin of 100 basis points and no embedded interest rate floors or caps) during each calendar month between December 15, 2005 and December 15, 2008. The Corporation expects to maintain a pool of such loans with a total principal balance of at least $380,000,000 over the entire 36-month term. The hedging instrument is an interest rate floor on the daily Federal Reserve Statistical Release H-15 Prime Rate for a period of 36 months with a notional amount of $380,000,000, a strike of 6.00% and monthly settlements. The interest rate floor consists of a series of 36 purchased "floorlets" that are each hedging one month of the 36 months of interest receipts. The Corporation purchased the floor for a total premium of $623,200. This premium was specifically allocated by the dealer to each of the 36 "floorlets."

   As the Corporation has designated purchased options (interest rate floors) as the hedging instruments hedging the Corporation's exposure to a decrease in expected future cash flows attributable to a decrease in the Prime rate below 6.00% for the aforementioned forecasted transactions, the Corporation references DIG Issue G20, "Cash Flow Hedges: Assessing and Measuring the Effectiveness of a Purchased Option Used in a Cash Flow Hedge," in addition to paragraph 28(b) of SFAS 133 in assessing and measuring hedge effectiveness. The Corporation's assessment of hedge effectiveness is based on total changes in the floors' cash flows (that is, the assessment includes the floors' entire change in fair value) rather than only the changes in their intrinsic value as permitted by paragraph 63(a) of SFAS 133. Further, in determining under paragraph 28(b) of SFAS 133 whether the hedging relationships are expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge, the Corporation focuses on the terminal value (that is, the expected future pay-off amount at maturity date) of each of the 36 "floorlets" for each of the three purchased floors as permitted by the response to Question 1 of DIG Issue G20.

   The response to Question 2 of DIG Issue G20 states that for a cash flow hedge in which (i) the hedging instrument is a purchased option, (ii) the exposure being hedged is the variability in expected future cash flows attributed to a particular rate or price beyond (or within) a specified level (or levels), and (iii) the assessment of hedge effectiveness will be based on total changes in the option's cash flows, the hedging relationship may be considered to be perfectly effective (resulting in no ineffectiveness in earnings) if the following four conditions are met:

w

The critical terms of the hedging instrument (such as its notional amount, underlying, and maturity date, etc.) completely match the related terms of the hedged forecasted transaction (such as, the notional amount, the variable that determines the variability in cash flows, and the expected date of the hedged transaction, etc.).

	w	The strike price of the hedging option (or combination of options) matches the specified level (or levels) beyond (or within) which the entity's exposure is being hedged.

	w	The hedging instrument's inflows (outflows) at its maturity date completely offset the change in the hedged transaction's cash flows for the risk being hedged.

	w	The hedging instrument can be exercised only on a single date - its contractual maturity date.

   In measuring and assessing hedge effectiveness for each hedge, and in consideration of the aforementioned conditions to the assumption of perfect effectiveness, the Corporation notes that (i) the critical terms of the interest rate floor (encompassing 36 individual "floorlets") completely match the related terms of the hedged transactions, (ii) the strike price of each of the 36 individual "floorlets" matches the level below which the Corporation desires to hedge its risk exposure to decreases in the Prime rate, (iii) the cash inflows at each of the 36 individual "floorlet" maturity dates will completely offset any decrease in the hedged transactions' cash flows when the Prime rate is below 6.00% and (iv) each of the 36 individual "floorlets" can only be exercised/settled on their respective maturity dates. Accordingly, at the inception of the hedges, the Corporation has assumed that each of hedges was perfectly effective. As a part of the Corporation's quarterly assessment and measurement of hedge effectiveness, the Corporation verifies that the four conditions to the assumption of perfect effectiveness continue to be met.

   In making the assumption that the hedging relationship was perfectly effective at the inception of the hedge and continues to be perfectly effective on an on-going basis, the Corporation recognizes that the hedged interest receipts on the Corporation's prime-rate-based loans are based on Frost Bank Prime or the WSJ Published Prime while the hedging instrument is based on the Federal Reserve Statistical Release H-15 Prime Rate. This issue is addressed in the response of DIG Issue G25, which states, in part:

"Entities that choose to use the first-payments-received technique are still required by Statement 133 (as amended) to assess the effectiveness of the cash flow hedging relationship and to recognize ineffectiveness in earnings attributable to overhedges. For example, if the hedged interest payments on a variable-rate bank loan are based on the bank's own prime rate but the hedging interest rate swap is based on the prime rate specified in the Federal Reserve Statistical Release H-15, and the hedging relationship is not expected to be highly effective in achieving offsetting of the overall changes in designated cash flows (pursuant to either prospective considerations or retrospective evaluations), then hedge accounting would not be permitted. In contrast, if the hedging relationship is expected to be highly effective (and all hedge accounting criteria have been met), any difference between the changes in each of those two prime rates (for the period between assessment dates) could cause the hedging relationship to have some ineffectiveness in achieving offsetting cash flows. However, that ineffectiveness would be recognized immediately in earnings only if it resulted from an overhedge pursuant to paragraph 30 of Statement 133. Another potential source of ineffectiveness is margin variability (that is, changes in the spread over the nonbenchmark rate) attributable to the replacement loans being added to (and existing loans removed from) the rolling portfolio of interest-bearing loans. Margin variability would cause changes over time in the hedged cash flows (which are the interest payments received first chronologically), with no offset in the cash flows of the hedging derivative. As a reminder, in determining which interest payments are received first and thus are the hedged transactions, interest payments that are received concurrently may not be arbitrarily sorted to minimize or achieve a desired amount of ineffectiveness in the hedging relationship."

   Because Frost Bank Prime and the WSJ Published Prime change at precisely the same time and amount as the Federal Reserve Statistical Release H-15 Prime Rate, the Corporation considers the indices to completely match. The Corporation continuously monitors Frost Bank Prime and the WSJ Published Prime to ensure such rates change at precisely the same time and amount as the Federal Reserve Statistical Release H-15 Prime Rate. In the event such rates do not change at precisely the same time and amount, the Corporation would measure and recognize any ineffectiveness that arises. Furthermore, the Corporation would reassess its determination of whether or not the hedge can be expected to be highly effective throughout the remainder of the term.

   The Corporation also structured each of the hedges to avoid the potential ineffectiveness that would be created by margin variability (which, as noted above in the excerpt of DIG Issue G25, relates to changes in the spread over the Prime rate) attributable to replacement loans being added to (and existing loans removed from) the rolling portfolio of prime-rate-based loans by restricting each of the three portfolios to (i) in the case of the first portfolio, only loans with an interest rate equal to Frost Bank Prime or Wall Street Journal Published Prime and no embedded interest rate floors or caps, (ii) in the case of the second portfolio, only loans with an interest rate equal to Frost Bank Prime plus a margin of 50 basis points or Wall Street Journal Published Prime plus a margin of 50 basis points and no embedded interest rate floors or caps, or (iii) in the case of the third portfolio, only loans with an interest rate equal to Frost Bank Prime plus a margin of 100 basis points or Wall Street Journal Published Prime plus a margin of 100 basis points and no embedded interest rate floors or caps.

   As stated above, the Corporation expects to maintain pools of variable, prime-rate-based loans having a total principal balance equal to the notional amounts of the hedging instruments over the entire term of each of the hedges. As such, the Corporation believes that the occurrence of the hedged forecasted transactions (the future interest payments) is probable. The Corporation continuously monitors the level of available loans that meet the criteria (prime-rate-based with no margin, a margin of 50 basis points or a margin of 100 basis points) for inclusion in the three rolling portfolios to ensure that that the hedged forecasted transactions remain probable.

   Because the hedge has thus far been assumed to be perfectly effective, the Corporation records all changes in the fair values of the interest rate floors in other comprehensive income, with such amounts reclassified into earnings when the hedged transactions impact earnings. The Corporation recognizes its responsibility to monitor whether the assumption that the hedge is perfectly effective under the relevant paragraphs of SFAS 133 and DIG Issues G20 and G25 continues to be so on an on-going basis. The Corporation also recognizes that there is no assurance that any hedge of forecasted transactions will stay "perfect" because forecasts could change. The Corporation is exposed to a risk that the hedged cash flows as described above that we currently believe to be probable may not materialize in the amounts that we currently expect. Accordingly, the Corporation performs quarterly assessments to verify that the critical terms of the interest rate floor and the hedged transactions have not changed during the period and to ensure that the hedged forecasted transactions remain probable in the amounts originally documented. If the critical terms of the interest rate floor and the hedged transactions have changed such that they no longer completely match (i.e. the notional amounts or indices differ or there is margin variability) or the hedged forecasted transactions are no longer probable, the Corporation has documented that the Hypothetical Derivative Method will be used to assess hedge effectiveness. At that time, prospective and retrospective effectiveness testing will be performed to determine the extent of ineffectiveness. Hedge ineffectiveness will be immediately recorded in earnings. The effective portion of the hedge will be recorded in other comprehensive income and then reclassified to earnings when the hedged transaction impacts earnings. If the hedge fails to be highly effective (outside of an 80% to 125% correlation band), cash flow hedge accounting will be discontinued.

In accordance with paragraph 29 of SFAS 133, the Corporation considered and concluded that:

w

The forecasted transactions (specifically identified as the first monthly interest receipts on each of the three portfolios) for each hedge represent groups of 36 individual monthly transactions each sharing the same risk exposure for which they are being hedged.

	w	The occurrence of each of the forecasted transactions is probable.

w

Each of the forecasted transactions is a transaction with a party external to the Corporation and presents an exposure to variations in cash flows for the hedged risk that could affect reported earnings.

w

The forecasted transactions do not relate to the acquisition of an asset or incurrence of a liability that will subsequently be remeasured with changes in fair value attributable to the hedged risk reported currently in earnings.

	w	The forecasted transactions relate to recognized assets that are not remeasured with changes in fair value attributable to the hedged risk reported currently in earnings.

	w	The variable cash flows of the forecasted transactions do not relate to a debt security that is classified as held-to-maturity under SFAS 115.

w

The forecasted transactions do not involve a business combination subject to the provisions of SFAS 141 and are not transactions involving (i) a parent company's interests in consolidated subsidiaries, (ii) a minority interest in a consolidated subsidiary, (iii) an equity-method investment, or (iv) the Corporation's own equity instruments.

	w	The transactions are not related to a forecasted purchase or sale of a non-financial asset.

w

The forecasted transactions relate to the variable cash inflow of an existing financial asset (loans). Because the interest rate (Prime) on which the hedged forecasted transactions are based is a non-benchmark interest rate, the Corporation designated the risk being hedged as the risk of overall changes in the cash flows related to the loans.

	*	* *

Should you have any questions concerning the foregoing, please do not hesitate to call me at (210) 220-4841.

Sincerely,

/s/ Phillip D. Green

Phillip D. Green Group Executive Vice President and Chief Financial Officer